

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 28, 2006

By U.S. Mail and Facsimile

Mr. Neal E. Murphy
Vice President and Chief Financial Officer
Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, PA 19428

> **Re: Quaker Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 001-12019**

Dear Mr. Murphy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief